Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

January 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski

   Re: American Realty Capital Daily Net Asset Value Trust, Inc.
          Pre-effective amendment no. 2 to Post-effective amendment to Form S-11
          Filed December 21, 2011
          File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 29, 2011 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 1 to the Registration Statement. Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 1 to the Registration Statement was filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

1.      We note your response to comment no. 1 of our letter dated December 20, 2011. Based on the response, we do not agree that you have a reasonable basis for an estimated dividend yield and believe that you should revise your disclosure to remove any reference to an annual yield. When disclosing that your board has declared a contingent dividend based on its estimates of future operating cash flows, please provide only the factual information regarding the daily rate of such dividend and include balancing language, including appropriate risk factor disclosure, that (i) you currently own no operating properties and have no historical operating cash flows, (ii) you may not be able to pay such distribution and (iii) to the extent such distribution is paid, it may be paid out of sources other than operating cash flows, including offering proceeds. Finally, please confirm that you will not include an annual yield in your prospectus or any marketing materials until you have paid such rate for two consecutive quarters.

January 3, 2012

We advise the Staff that the disclosure has been revised to remove references to an annual yield, provide only factual information and include balancing language. We confirm, on behalf of the Company, that an annual yield will not be included in the prospectus or any marketing materials until such rate has been paid for two consecutive quarters.

2.      Please tell us how you evaluated whether the probable acquisitions are considered significant for the purposes of including financial information in your registration statement. To the extent the Company has determined that the probable acquisitions are significant, the proposed pro forma financial information should be revised to comply with Article 11 of Regulation S-X.

As set forth under Item 1.01 in the Form 8-K filed on December 14, 2011 by the Company, the Company believes the acquisitions of the properties to be probable, and the prospectus supplement includes additional disclosure relating to such properties. Such probable acquisitions are insignificant when measured against the amount of proceeds expected to be raised in 12 months, which is the applicable significance threshold for such acquisitions under 2305.5 of the Accounting Manual. Based on its experience with other net leased REIT offerings, including American Realty Capital Trust III, Inc. (“ARCT III”), the Company’s management expects the amount of such proceeds will be approximately $100 million. While ARCT III raised approximately $100 million in the 5 months since its offering was declared effective by the Commission, because the Company’s offering features a new product with a daily pricing feature, management believes that the proceeds would be $100 million in 12 months.

Although such probable acquisitions may not be significant, the Company determined to include summary financial information for the properties because such acquisitions would be the first by the Company, and if no other suitable investments are found, the only properties owned by the Company. Because such properties are insignificant when measured against proceeds expected to be raised in 12 months, the disclosure does not include pro forma financial information that complies with Article 11 of Regulation S-X.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please be advised that the Company has submitted to the Commission its acceleration request dated as of the date hereof, requesting acceleration on January 4, 2012, or as soon as practicable thereafter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.